Filed by Knoll, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.

Commission File No.: 001-12907

Date: April 19, 2021

Moving Forward

Knoll and Herman Miller to Combine

Q&A for Knoll Constellation Associates

1. Who is acquiring Knoll?

+	Herman Miller will acquire Knoll in a cash and stock transaction detailed in the press release issued this morning. The transaction is expected to close by the end of the third quarter of 2021.

2. Why did the Knoll Board of Directors agree to the sale?

+	This transaction is compelling because it brings Knoll and Herman Miller together, creating the preeminent leader in modern design, catalyzing the transformation of the home and office sectors at a time of unprecedented disruption.

+	Knoll will be part of a larger enterprise with greater global reach and enhanced financial, technological and operational resources as well as exciting career development opportunities.

+	It also positions the combined company to create value and drive shareholder return.

+	Knoll Directors will not be joining the Herman Miller Board of Directors.

3. How does the combination fit within Herman Miller’s strategy?

+	Bringing Knoll and Herman Miller together creates the preeminent leader in modern design, catalyzing the transformation of the home and office sectors at a time of unprecedented disruption.

+	Herman Miller recognizes the iconic value of the Knoll name and the strength of our constellation of brands.

+	This builds on Herman Miller’s efforts over the last two years to accelerate profitable growth through a unified family of brands, a customercentric and digital-first approach, and a renewed focus on our people, our planet and our communities.

+	As a more agile organization, the combined organization will be uniquely positioned to lead the industry in redefining home and office design.

+	With a broad portfolio, global footprint, and advanced digital capabilities, Knoll and Herman Miller will be poised to meet our customers every where they are.

+	In addition, Knoll and Herman Miller both have cultures guided by values that support problem solving design and doing well by doing good.

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4. Will Knoll continue to operate as an independent company? Who will be on the leadership team? Will there be a new reporting structure? What about projects underway?

+	The transaction is expected to close by the end of the third quarter of 2021 and is subject to approval by Herman Miller and Knoll shareholders, the receipt of required regulatory approvals and the satisfaction of customary conditions.

+	Until then, Knoll and Herman Miller will continue to operate as independent companies and it is business as usual.

+	Keep in mind that we just announced the transaction – there are still many decisions to be made, including reporting structures and projects underway.

+	Andrew Cogan plans to depart from Knoll when the transaction closes. Andi Owen will serve as President and Chief Executive Officer of the combined company.

5. What are the next steps? What should I expect between now and then?

+	The transaction is expected to close in the third quarter of 2021 with the receipt of required regulatory approvals and the satisfaction of customary conditions.

+	Until then, Knoll and Herman Miller will continue to operate as independent companies and it is business as usual.

+	During this time, it is important that we remain focused on our clients as well as relationships with designers and dealers and continue executing on our existing day-to-day priorities. We all play an important role in this successful transition.

6. How do the businesses fit together?

+	The Knoll and Herman Miller Workplace and Consumer businesses are highly complementary.

+	Together, Knoll and Herman Miller will have 19 leading brands, across 100 countries worldwide, a global dealer network, 64 showrooms globally, and more than 43 physical retail locations and global multi-channel e-Commerce capabilities.

+	Importantly, Knoll and Herman Miller have a long history and shared cultures and commitment to design, innovation, operational excellence, sustainability, the health and well-being of our employees, our communities and the planet.

+	The transaction will ensure that the combined company continues to deliver the highest quality products to customers while further reinforcing our shared focus on building more sustainable, diverse and inclusive enterprises.

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7. What does this transaction mean for associates?

+	Herman Miller recognizes the iconic value of the Knoll name and the strength of our constellation of brands.

+	This transaction will create enhanced opportunities for associates across both organizations as we bring together the best brands, innovations, technology and tools to create meaningful growth opportunities in all areas of the combined business.

+	Until the transaction closes, which we expect to occur in 3–4 months, we will continue to operate as separate, independent companies, and it remains business as usual.

+	We will keep associates updated as we move through this process.

8. What are the plans for integrating the two businesses?

+	We just announced the transaction – there are still many decisions to be made. It is early in the process of determining the best approach to running the combined business.

+	We will immediately begin planning for integration efforts that will happen over the coming months and will establish an integration management team, composed of members from both Knoll and Herman Miller to help lead this process.

9. How do the two companies compare?

+	While there are still many decisions to be made, we recognize that seamlessly bringing together teams of talented people and innovative portfolios will be key to the combined company’s success.

+	Knoll and Herman Miller both have long histories, shared cultures, and commitment to design, innovation, operational excellence, sustainability, the health and wellbeing of our employees, our communities and the planet.

+	We are confident these shared beliefs will contribute to a smooth integration.

10. What will the combined company be called?

+	We just announced the transaction, which combines two iconic brands – there are still many decisions to be made. We are in the early process of determining the best approach to running the combined operations.

+	We will continue to communicate new information to you throughout the process leading up to close and beyond.

11. Do you anticipate any layoffs following this transaction? Will positions be elimi-nated?

+	This transaction is about growth and creating a vibrant enterprise. In addition to driving value for Knoll and Herman Miller shareholders, dealers, customers and the design community, this transaction will create enhanced opportunities for associates across both organizations.

+	We are still in the early process of determining the best approach to running the combined operations.

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12. Will any manufacturing sites, showrooms or retail locations be shut down or consolidated?

+	As we just announced this today, there are still many details that need to be worked out as a part of the integration planning process.

+	We will continue to communicate new information to you throughout the process leading up to close and beyond.

13. Will this transaction impact compensation and benefits?

+	We do not expect any changes to associate compensation or benefits in the immediate future.

+	Of course, compensation plans are regularly reviewed to ensure they are competitive and structured to incentivize and reward success, and we will continue to do that as a combined company.

14. What does this mean for clients, the design community, dealers, vendors and other business partners?

+	Bringing together the combined team of talented people and brands will enable us to deliver on the full potential of the combination, enabling us to better serve them over time.

+	But for now, until the transaction closes – it is business as usual – they will see no change.

+	They can continue to expect the exceptional products and customer experience that they have come to rely on from Knoll.

15. What can I share with clients, the design community, dealers, vendors and other business partners?

+	You can refer interested parties to the press release at knoll.com/investors.

16. How soon can Knoll associates interact with Herman Miller employees?

+	Until the transaction closes, Knoll and Herman Miller will continue to operate as separate, independent companies.

+	We must not share confidential and sensitive information with anyone at Herman Miller, including our customer and dealer strategies.

+	Please do not reach out to anyone at Herman Miller regarding company business matters unless you are specifically instructed to do so.

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17. What should I say if I’m contacted by the media, an analyst or an investor about the transaction?

+	Consistent with company policy, please refer all media inquiries to David Bright, dbright@knoll.com.

+	Inquiries from investors or analysts should be referred to Charles Rayfield, crayfield@knoll.com.

18. Can I post on social media about this transaction?

+	Because this is a public company transaction, any comments about the Herman Miller and Knoll combination can damage or delay our ability to close the transaction.

+	For social media, this includes tweets, retweets of articles, blogs, LinkedIn posts and Facebook posts.

19. Who can I contact if I have more questions?

+	We are committed to keeping you informed and will share important developments as we move through the integration planning process.

+	If you have any additional questions, please reach out to your manager

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Knoll, Inc. (the “Company”) and Herman Miller, Inc. (“Herman Miller”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Herman Miller’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Herman Miller to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Herman Miller does business, or on the Company’s or Herman Miller’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Herman Miller to successfully integrate the Company’s operations; the ability of Herman Miller to implement its plans, forecasts and other expectations with respect to Herman Miller’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Herman Miller’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Herman Miller’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Herman Miller undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Herman Miller intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Herman Miller and that also constitutes a prospectus of Herman Miller. Each of the Company and Herman Miller may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that the Company or Herman Miller may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Herman Miller. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Herman Miller and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Herman Miller will be available free of charge on Herman Miller’s website at https://investors.hermanmiller.com/sec-filings or by contacting Herman Miller’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://knoll.gcs-web.com/sec-filings or by contacting the Company’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Herman Miller and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Herman Miller, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Herman Miller’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and Herman Miller’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by Herman Miller with the SEC on July 17, 2020. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Herman Miller using the sources indicated above.

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